(212) 318-6054

vadimavdeychik@paulhastings.com

November 14, 2016

Ms. Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust (the “Trust”)
File Numbers: 333-211881; 811-23160

Dear Ms. Skeens:

This letter responds to your additional, oral comments, communicated to the undersigned on November 10, 2016, with respect to the registration statement on Form N-1A for the Trust, filed on June 6, 2016, under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) with the Securities and Exchange Commission (the “Commission”). The registration statement registers the following five series of the Trust: Gabelli ESG NextShares (“ESG Fund”); Gabelli All Cap NextShares (“All Cap Fund”); Gabelli Equity Income NextShares (“Equity Income Fund”); Gabelli Small and Mid Cap Value NextShares (“Small and Mid Cap Value Fund”); and Gabelli Media Mogul NextShares (“Media Mogul Fund”) (each, a “Fund” and collectively, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meanings as in the registration statement, unless otherwise indicated.

Comment 1: For each applicable Fund, please revise footnote 2 to the Fee Table to make clear that fee waiver amounts may only be recouped within three years from the date that an amount is waived/reimbursed. In addition, please clarify that the fee waiver recapture is limited to an amount that will result in an expense ratio that is the lesser of: 1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or 2) the expense limit in effect at the time of recapture as supported by published accounting guidance.

Response: The Trust respectfully submits that it has revised footnote 2 for each Fund to read:

Gabelli Funds, LLC (the “Adviser”) has contractually agreed to waive its investment advisory fees and/or to reimburse expenses of the Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement (excluding brokerage costs, acquired fund fees and expenses, interest, taxes, and extraordinary expenses) from exceeding 0.90% of the Fund’s average daily net assets per year (the “Expense Cap”). This arrangement is in effect until January 31, 2018 and may be terminated only by the Board of Trustees of the Company (the “Board”) before such time. The Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.

Comment 2: The Principal Investment Strategies section for the Small and Mid Cap Value Fund states that the Fund may invest up to 25% of its net assets in a single industry. To the extent the Fund will invest in any single industry or sector consistent with the foregoing limit, please consider adding applicable risk disclosure to the Principal Risks section.

Response: The Trust respectfully submits that at this time it does not believe any single industry or sector warrants disclosure in the Principal Risks section. To the extent that this changes in the future, the Fund will add appropriate risk disclosure to the Principal Risks section.

Comment 3: With respect to the Media Mogul Fund, please confirm and add relevant disclosure that is consistent with Rule 35d-1 under the 1940 Act, specifically that the Fund will invest at least 80% of the value of its net assets, plus borrowings for investment purposes, in the media industry. In addition, please provide a definition of the media industry.

Response: Confirmed, and the Trust has revised the applicable disclosure to state that the Fund invests at least 80% of the value of its net assets plus borrowings for investment purposes in the media industry. Media industry companies are companies that are primarily engaged in the production, sale and distribution of goods or services used in the media industry. These companies, among other things, produce and distribute information and entertainment content and may include television and radio stations, motion picture companies, print publishing and providers of internet content, as well as satellite service providers, cable service providers and advertising service providers.

Comment 4: With respect to the Media Mogul Fund, please consider providing examples in the Principal Investment Strategies section of specific companies that the Fund will invest in.

Response: The Trust respectfully submits that because investment in any company will be based on many factors, including but not limited to, market conditions at the time of the investment, and furthermore, because the Fund will alter its investment mix from time to time, whereby the Fund no longer owns a specific company, it respectfully declines to provide examples of specific companies in the Principal Investment Strategies section.

Comment 5: Please consider disclosing any concentration risks that are unique to the media industry.

Response: The Trust respectfully submits that it has revised the Concentration Risk to add the following language:

Because the Fund will invest more than 25% of its total assets in securities of companies in the media industry, companies in which the Fund invests may be subject to, among other, risks that include cyclicality of revenues and earnings, a decrease in the discretionary income of targeted individuals, changing consumer tastes and interests, competition in the industry and potential for increased government regulation.

Comment 6: Please explain why the Trust believes it is appropriate to use the S&P Completion Index (the “Index”) as the broad-based index for the Small and Mid Cap Value Fund.

Response: The Trust respectfully submits that it believes that the Index complies with the meaning of the term “appropriate broad-based securities market index”. This term is defined in Instruction 5 to Item 27(b)(7) of Form N-1A as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Furthermore, guidance on the meaning of an appropriate broad-based securities market index can also be found in the 1972 SEC statements in connection with Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC noted:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly-based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security, an index which measures the performance of another particular type of security would be inappropriate.1

With respect to the Fund, the Index is calculated and maintained by S&P Dow Jones Indices LLC and covers approximately 3,000 constituents, offering investors broad exposure to mid, small and micro cap companies. The Trust believes that the Index is “appropriate” given the Fund’s investment objective and the securities in which the Fund invests. Furthermore, because the Index is administered by S&P Dow Jones Indices, which is not an affiliated person of the Fund, the Fund’s adviser nor the Fund's principal underwriter, and further because the Index is used as a benchmark index for other investment products with investment objectives similar to the Fund (i.e., the Index is widely recognized and used), the Registrant believes that the Index qualifies as an appropriate broad-based securities market index.

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1 Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

Comment 7: Please provide a more complete discussion of the principal strategies of each Fund as required by Item 9 of Form N-1A. See also IM Guidance Update 2014-08.

Response: The Trust respectfully submits that it believes that the current disclosure within each Fund’s Principal Investment Strategies section is consistent with the requirements of Item 9 of Form N-1A and IM Guidance Update 2014-08. Specifically, each Fund has described its principal investment strategies by describing the investment technique used by a Fund in achieving its investment objective (e.g., companies that are selling at a discount to their private market value). To the extent any Fund will concentrate its investments, such Fund has added the relevant disclosure and has disclosed any other applicable Fund policies. In addition, each Fund has disclosed whether such Fund anticipates taking defensive positions. And each of the above has been described in “plain English”, in a clear, concise and understandable manner. Therefore, the Trust respectfully submits that at this time no further disclosure is required.

Comment 8: With respect to the Investment Restrictions section found in the Statement of Additional Information, please clarify that restrictions on borrowing apply on a continuous basis.

Response: The Trust respectfully submits that it has added the relevant disclosure as the last sentence in the first paragraph of the Investment Restrictions section and it reads: The below investment restrictions on borrowing apply on a continuous basis.

Comment 9: Please confirm that the Media Mogul Fund will concentrate its investments in the media industry.

Response: The Trust respectfully confirms that the Media Mogul Fund intends to invest 25% or more of its total assets in the media industry.

Comment 10: Signatures: Under Section 6(a) of the Securities Act, the signature page of a registration statement is required to be signed by the issuer (e.g., secretary), principal executive officer, principal financial officer (and, if different, principal accounting officer), and a majority of the directors or trustees. The signature page of the registration statement does not appear to comply with Section 6(a). Please conform the signature page accordingly in the next pre-effective amendment to the registration statement.

Response: The Trust respectfully submits that it will conform the signature page in the pre-effective amendment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP